Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q2 2026 Results

- 59% revenue growth driven by continued expansion of core business -

- Return to quarterly bottom-line profitability projected by end of year -

KFAR SAVA, Israel, July 29, 2026 - Silicom Ltd. (NASDAQ: SILC), an industry-leading provider of high-performance server/appliance networking solutions, today reported its financial results for the second quarter ended June 30, 2026.

Financial Results

Second quarter: Silicom’s revenues for the second quarter of 2026 rose 59% to $23.8 million compared with $15.0 million for the second quarter of 2025.

On a GAAP basis, the company’s net loss for the quarter totalled $2.1 million, or $0.37 per ordinary share (basic and diluted), a 37% improvement compared with $3.3 million, or $0.59 per ordinary share (basic and diluted), for the second quarter of 2025.

On a non-GAAP basis (as described and reconciled below), net loss for the quarter totalled $0.9 million, or $0.16 per ordinary share (basic and diluted), compared with $2.0 million, or $0.35 per ordinary share (basic and diluted), for the second quarter of 2025.

First Six Months: Silicom’s revenues for the first half of 2026 rose by 46% to $42.9 million from $29.4 million for the first half of 2025.

On a GAAP basis, net loss for the period totalled $4.5 million, or $0.78 per ordinary share (basic and diluted), a 27% improvement compared with $6.1 million, or $1.08 per ordinary share (basic and diluted), for the first half of 2025.

On a non-GAAP basis (as described and reconciled below), net loss for the period totalled $2.4 million, or $0.41 per ordinary share (basic and diluted), a 42% improvement compared with $4.1 million, or $0.71 per ordinary share (basic and diluted), for the first half of 2025.

Guidance

Based on the faster-than-projected growth of our core business, our third quarter revenues are expected to reach $25-$26 million, representing 66% growth year-over-year at the upper end of the guidance. With the continued strong momentum of our core business and the additional multi-million-dollar revenues expected from AI-Inference production orders, we are now raising our full-year revenue guidance significantly to $93 to $95 million, representing more than 50% growth on a year-over-year basis.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, "We are pleased to report 59% year-over-year revenue growth for the quarter and to project continued strong momentum in the quarters ahead. Based on our current trajectory and the leverage inherent in our business model, we now expect to return to quarterly non-GAAP profitability during the second half of the year, significantly earlier than originally anticipated. These results validate our strategic roadmap, which combines the strength of our established, fast-growing core business with the game-changer growth potential of the rapidly expanding AI-Inference market. Together, these complementary growth engines position Silicom to deliver sustainable, long-term value creation.

“Execution across the business has been exceptionally strong. So far this year, we secured seven new Design Wins, already reaching the lower end of our full-year target of seven to nine wins. These Design Wins demonstrate not only the competitiveness of our technology, but also the long-term value of the trusted relationships we have cultivated over decades with blue-chip customers. These relationships continue to generate recurring opportunities, with each Design Win opening the door to the next, strengthening the visibility we have into continued growth in 2027 and beyond.”

Mr. Eizenman continued, “Equally important, we achieved a major strategic milestone during the quarter with our first production order for an AI-Inference-specific solution. This marks the commercial launch of our AI-Inference product family and establishes a foundation for what we believe can become an exceptional revenue stream. In parallel, we continue to advance multiple AI-Inference development programs and proof-of-concept projects with customers, capitalizing on the increasing shift in AI infrastructure spending from training to inference at scale.”

Mr. Eizenman concluded, “Looking ahead, we have never been more confident in Silicom's outlook. Our core business continues to outperform expectations, and our AI-Inference initiatives are progressing rapidly. Supported by a strong balance sheet and solid cash position, we have the financial flexibility to invest aggressively in these opportunities while maintaining financial discipline. We believe that Silicom is entering a new phase of accelerated revenue growth, expanding profitability, and long-term value creation for our shareholders. With a strong foundation in place, we remain fully focused on disciplined execution and creating lasting value for our customers and shareholders."

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Conference Call Details

Silicom’s Management will host an interactive conference today, July 29th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642

ISRAEL: 03 918 0609

INTERNATIONAL: +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements within the meaning of applicable securities laws which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements.

For example, when the Company discusses its revenue outlook or guidance for future periods, growth opportunities, market demand for its products and solutions, expected customer deployments, the scalability of its business model, operating performance, strategic partnerships, technology leadership, or industry trends affecting cloud infrastructure, artificial intelligence workloads, networking acceleration technologies or telecommunications markets, it is using forward-looking statements.

Additional factors include, but are not limited to, Silicom’s  dependence for substantial revenue growth on a limited number of customers, industry trends affecting networking and data center infrastructure, including the migration to cloud architectures, disaggregation of networking systems and the separation of hardware and software solutions; the pace of adoption of emerging technologies such as artificial intelligence inference infrastructure; the timing and extent of market adoption of Silicom’s new products and of new Design Wins achieved by Silicom; fluctuations in customer purchasing cycles and the timing of customer deployments; protection of intellectual property, changes in exchange rates; and the wars in Gaza, Lebanon and with Iran, as well as the war in the Ukraine, and existing and potential disruptions to global shipping routes such as the Straits of Hormuz and the Red Sea.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by Silicom and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by Silicom that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income (loss), net income (loss) or per share data prepared in accordance with GAAP.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets (US$ thousands)

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$25,146	$35,156
Short-term bank deposits	-	6,000
Marketable securities	6,191	6,958
Accounts receivables: Trade, net	16,394	9,194
Accounts receivables: Other	5,087	3,155
Inventories	70,725	52,650
Total current assets	123,543	113,113

Marketable securities	23,599	25,518
Assets held for employees’ severance benefits	1,771	1,670
Deferred tax assets	46	-
Property, plant and equipment, net	3,546	3,140
Intangible assets, net	4,284	2,569
Right of Use	6,114	6,147
Total assets	$162,903	$152,157

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$25,218	$11,116
Other accounts payable and accrued expenses	13,071	14,116
Lease Liabilities	2,063	2,019

Total current liabilities	40,352	27,251

Lease Liabilities	4,377	4,252
Liability for employees’ severance benefits	3,334	3,049
Deferred tax liabilities	-	116

Total liabilities	48,063	34,668

Shareholders' equity
Ordinary shares and additional paid-in capital	78,452	76,647
Treasury shares	(55,171)	(55,171)
Retained earnings	91,559	96,013
Total shareholders' equity	114,840	117,489

Total liabilities and shareholders' equity	$162,903	$152,157

Silicom Ltd. Consolidated Statements of Operations
(Unaudited, US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2026	2025	2026	2025
Sales	$23,806	$15,019	$42,904	$29,404
Cost of sales	16,637	10,304	30,092	20,414
Gross profit	7,169	4,715	12,812	8,990

Research and development expenses	5,746	5,109	11,012	10,035
Selling and marketing expenses	2,000	1,518	3,861	3,005
General and administrative expenses	1,416	1,244	2,740	2,321
Total operating expenses	9,162	7,871	17,613	15,361

Operating income (loss)	(1,993)	(3,156)	(4,801)	(6,371)

Financial income (expenses), net	106	123	558	826
Income (loss) before income taxes	(1,887)	(3,033)	(4,243)	(5,545)
Income taxes	200	304	211	598
Net income (loss)	$(2,087)	$(3,337)	$(4,454)	$(6,143)

Basic and diluted income (loss) per ordinary share (US$)	$(0.37)	$(0.59)	$(0.78)	$(1.08)
Weighted average number of ordinary shares used to compute basic and diluted income (loss) per share (in thousands)	5,713	5,680	5,710	5,707

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(Unaudited, US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2026	2025	2026	2025

GAAP gross profit	$7,169	$4,715	$12,812	$8,990
(1) Share-based compensation (*)	71	74	158	151
Non-GAAP gross profit	$7,240	$4,789	$12,970	$9,141

GAAP operating income (loss)	$(1,993)	$(3,156)	$(4,801)	$(6,371)
Gross profit adjustments	71	74	158	151
(1) Share-based compensation (*)	832	718	1,647	1,465
Non-GAAP operating income (loss)	$(1,090)	$(2,364)	$(2,996)	$(4,755)

GAAP net income (loss)	$(2,087)	$(3,337)	$(2,541)	$(6,143)
Operating income (loss) adjustments	903	792	1,805	1,616
(2) Lease liabilities - Financial expenses (income)	284	574	295	455
Non-GAAP net income (loss)	$(900)	$(1,971)	$(441)	$(4,072)

GAAP net income (loss)	$(2,087)	$(3,337)	$(4,454)	$(6,143)
Adjustments for Non-GAAP Cost of sales	71	74	158	151
Adjustments for Non-GAAP Research and development expenses	436	334	842	694
Adjustments for Non-GAAP Selling and marketing expenses	221	181	457	361
Adjustments for Non-GAAP General and administrative expenses	175	203	348	410
Adjustments for Non-GAAP Financial income (loss), net	284	574	295	455
Non-GAAP net income (loss)	$(900)	$(1,971)	$(2,354)	$(4,072)

GAAP basic and diluted income (loss) per ordinary share (US$)	$(0.37)	$(0.59)	$(0.78)	$(1.08)
(1) Share-based compensation (*)	0.16	0.14	0.32	0.29
(2) Lease liabilities - Financial expenses (income)	0.05	0.10	0.05	0.08
Non-GAAP basic and diluted income (loss) per ordinary share (US$)	$(0.16)	$(0.35)	$(0.41)	$(0.71)

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))